Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals to Acquire Swedish Royalties and Properties – Commences Exploration on Its Licenses in Sweden

Vancouver, British Columbia, August 5, 2010 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the signing of an agreement with Freeport-McMoRan Exploration Corporation (“FMEC”), a subsidiary of Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX), to acquire FMEC’s wholly owned subsidiary, Phelps Dodge Exploration Sweden AB (“PDES”). PDES’s main assets include 1% net smelter return (“NSR”) royalties over two advanced copper projects in northern Sweden (the Viscaria and Adak Projects), as well as two exploration permits and a comprehensive exploration database. In addition, EMX has commenced work on six previously granted exploration permits covering an area of approximately 213 square kilometers over prospective geology south of Kiruna, northern Sweden. Please see attached map and the Company’s web site at www.eurasianminerals.com for more information.

The Acquisitions. The Viscaria and Adak Projects, which are being developed by Avalon Minerals Ltd. (ASX: AVI), are the subject of 1.0% NSR royalties in favor of PDES. Under a separate royalty agreement, PDES will be obligated to pay half of any production royalties (0.5% NSR) received from Avalon to Outokumpu Oyj, up to a maximum of US $12 million. This yields to PDES an effective 0.5% NSR royalty until the cap on its payments to Outokumpu is reached, at which point PDES will retain the full 1% NSR royalty payments. The purchase price of PDES is US$150,000 and 160,000 common shares of EMX. Closing of the acquisition is scheduled for August 11, 2010 and is subject to completion of due diligence examinations and TSX Venture Exchange approval.

The acquisition also includes two exploration permits, including the Rumma No. 1, covering an area of 28.35 square kilometers in central Sweden, and the Norrmyran No. 1, covering an area of 13.28 square kilometers close to the Skellefte belt and the so-called “Gold Line” in northern Sweden. The Norrmyran permit includes outcropping copper-gold mineralization, and geology that is considered to be favorable for further discoveries.

EMX Exploration Activities in Northern Sweden. The Company has been granted six exploration permits (Pikkujärvi Nos. 1, 2, 3 and 4, Puoltsa No. 10 and Kalixfors No.1) covering approximately 213.5 square kilometers in the area south of Kiruna, Northern Sweden (collectively known as the Kiruna South Project). This region is characterized by a rich mineral endowment, including major copper-gold, iron and gold deposits that support a vibrant mining industry. The permits are held by Eurasian Minerals Sweden AB, a wholly owned Swedish-registered subsidiary.

EMX has acquired the available data pertaining to previous historical work on the permits that consists of ground geophysics, geochemical sampling, geological mapping and drilling. Exploration in the region is challenging due to the extensive cover of soils, glacial materials and vegetation, and as a result, previous exploration tended to focus on individual occurrences and deposits. EMX considers this challenging environment to be an opportunity, and is using its comprehensive exploration database to prioritize targets on the properties.

The Pikkujärvi exploration permits include the advanced Pikkujärvi prospect, which was first identified by Luossavaara-Kiirunavaara AB (“LKAB”), the operating company of the Kiruna iron ore mines. LKAB drilled 36 core holes during 1982 to 1985, targeting copper-gold mineralization hosted by metavolcanic rocks at the contact with a quartz monzonite. Subsequently in 1986, LKAB reported a

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historical resource estimate (termed an “Ore Estimate”) of 11.4 million tonnes averaging 0.43 percent copper at a 0.2 percent copper cut-off on the basis of 27 diamond drill holes totalling 5,414.1 meters (LKAB Report Nr 86-34 by Kirsten Holme, titled “Preliminary tonnage estimate of the Sierkavare (Pikkujärvi) copper mineralization”). This historical resource estimate is not NI 43-101 compliant, but the Company considers that it is relevant to the assessment of the permits. EMX has not performed sufficient work to classify the Pikkujärvi historical estimate as current mineral resources, and this estimate should not be relied upon until it can be confirmed by the Company.

The Puoltsa exploration permit covers favorable geology and geochemistry proximal to, and extending from, the Pahtohavare and Rakkurijärvi copper-gold-iron deposits. A prominent northwest-southeast trending fault passes through the permit area. The Ailatis and Saarijärvi copper-gold-iron prospects are located within the permit.

The Kalixfors exploration permit covers 115 square kilometers. The Kalixfors exploration permit includes favourable geology and geochemistry in an under-explored area. Earlier work in the 1970‘s identified copper-gold mineralization at Kielinen and Vuotnavare, a copper-molybdenum-gold prospect at Håmojågge, and an extensive field of copper mineralised boulders at Akkavaara.

2010 Program. EMX has established a field office at Kiruna, and this year’s field program is currently underway. The initial work will include additional geochemical sampling and geophysical surveying prior to identifying targets for drilling. EMX is also evaluating additional opportunities in northern Sweden, as well as elsewhere in Fennoscandia.

Freeport-McMoRan Exploration Corporation and Phelps Dodge Exploration Sweden AB have not approved or disapproved the content of this press release other than the consideration terms, the conditions to close and closing date.

EMX is exploring and investing in a mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Duncan Large, Chartered Engineer (UK) and Eur. Geol., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical mining information contained in this news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: 303-979-6666	Phone: 604-688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: 604-688-6390 Fax: 604-688-1157
www.eurasianminerals.com

Eurasian Minerals Inc.
WWW.EURASIANMINERALS.COM
Viscaria
Kalixfors 1
Puoltsa 10
Pikkujärvi 1, 2, 3, 4
Norwegian Sea
Adak
Norrmyran 1
Finland
Norway
Sweden
Stockholm
Baltic Sea
Estonia
Latvia
Rumma 1
N
100 50 0 100 km
Jul 2010
EMX Sweden Program
EMX Exploration Permit
EMX Newly Acquired Exploration Permit
EMX Royalty Property

3rt Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: 604-688-6390 Fax: 604-688-1157
www.eurasianminerals.com